October 5, 2010

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Ms. Vanessa Robertson,
Staff Accountant

Re: Principal Financial Group, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 001-16725

Dear Ms. Robertson:

This confirms our telephone conversation today regarding the proposed submission date for Principal Financial Group, Inc.’s response to the Staff’s comment provided via telephone on September 23, 2010, concerning the above-referenced periodic report.

You requested the company to respond within ten business days, or in the alternative, to inform the Staff when the company will provide a response. As discussed, the company plans to provide its response no later than October 21, 2010.

Please let me know if your recollection of our conversation is inconsistent with what I have described. Please call me if you have any questions or comments.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner
Assistant General Counsel
Voice: 515-235-9417
Facsimile: 515-248-3011
Kirchner.Patrick@principal.com

cc:	Jim B. Rosenberg (Securities and Exchange Commission)
Mary Mast (Securities and Exchange Commission)